ZEROCARB LYFE

Own a Piece of the High-Protein Craveable Foods Company Redefining Pizza and Chips


LYFE CHIPS
HEALTHY SNACKS
HIGH PROTEIN
0 CARBS
CHIPS

zerocarblyfe.com Evansville, IN

Highlights

1. 580,000+ products sold
2. Launching in Target stores nationwide
3. 63,000+ customers served
4. $7M+ in institutional backing to date
5. 25% repeat purchase rate in ecommerce
6. 2 international white-label distribution deals signed
7. We own our own manufacturing facility

Featured Investors

Elevate Ventures
Notable Investor
Follow

elevateventures.com

Pier70 Ventures Follow

At Pier 70, we invest in impact-driven innovation. We find and fund disruptive technologies with the potential to shake up the status quo in healthcare

Preetha Ram, Managing Partner
"It only took a few meetings with the team to realize they had something special in the making. We were impressed with (i) the innovative product, (ii) the team as a whole and (iii) the relevance of the solution to meeting the needs of individuals with pre-diabetes, diabetes, cardiovascular disease, celiac disease, gluten intolerance and other conditions."

Render Capital Follow

Render Capital envisions a robust and thriving regional economy for entrepreneurs to build in the Midwest and South.
render.capital

Patrick Henshaw, Managing Director
"One of our fastest growing Render Capital portfolio companies in Indiana is an incredibly tasty ZeroCarb LYFE pizza crust and newly launched shelf stable chip.

I'll reference an article written by the Indiana Business Journal back in 2023 when we increased our commitment to ZeroCarb LYFE because of their rapid growth: ZeroCarb LYFE is a testament to Hoosier ingenuity and entrepreneurial spirit. With its unique and delicious products, the company is not only satisfying the cravings of carb-conscious consumers but also carving a path for a healthier future of food choices."

Sixty8 Capital Follow

Sixty8 Capital is a seed-stage Fund backing undercapitalized, high-potential founders shaping the future of commerce, culture, and community.
sixty8.capital

"Congratulations to our portfolio company, ZeroCarb LYFE, on winning third place in Venture Club of Indiana's annual Innovation Showcase and pitch competition last week.

ZeroCarb LYFE has revolutionized pizza crust by creating a unique pizza crust made from just chicken, olive oil, salt and spices. Their pizza crust is diabetic-friendly, keto-friendly and gluten free!"

& 23 more

Team



Omar Atia Chief Executive Officer

Omar brought the big picture and capital investment. Drawing from his extensive experience at



Omar brought the big picture and capital investment. Drawing from his extensive experience at as a program leader at Kraft and as founder & CEO of Thoughtfire, Omar has all the tools to help bring ZeroCarb LYFE to the masses.



John Pena Chief Growth Officer

Perfecting our operations is John – from scaling into nationwide retail, to making sure all of our 54,000 customers gets their order on time. A former Chief of Staff and Director of Storytelling at ThoughtFire and co-founder of multiple tech ventures.



Nassir Criss Interim Chief Operations Officer

Led ZeroCarb LYFE's institutional investment through Sixty8 Capital before joining the leadership team as Interim COO. Former board observer with deep knowledge of the business, fundraising, operations, and long-term growth strategy.

Pitch Deck



ZC LYFE
FOODS
Transforming Health through Craveable Food

Why ZeroCarb LYFE?

This Isn't "Healthy Food." This Is a New Category.

ZeroCarb LYFE creates real-food, protein-forward snacks unlike anything else on the market.

We start with the highest quality chicken breast sourced from trusted suppliers, and build foods around protein — not carbs, fillers, or industrial starches. Our process transforms clean, simple ingredients into shockingly craveable pizzas, chips, and snacks that deliver delicious taste and texture while maintaining blood-sugar control — without ever feeling like "diet food."

This approach has earned us a fiercely loyal customer base: 63,000+ people across the country, over 580,000 products sold, a 25% repeat purchase rate in ecommerce, and the confidence of institutional investors who have backed us with $7M to date. Retailers are asking for more, distributors are expanding our footprint, and international partners have already secured rights to bring ZeroCarb LYFE abroad.

We are already operating at the edge of our current manufacturing capacity, and retailers want more volume than we can currently supply. Demand is outpacing what our current setup can produce.



THE PROBLEM
The healthiest foods don't taste good.
This is why healthy eating habits are difficult to sustain.
TASTE AND INDULGENCE MISSING
More than 44 million U.S. adults follow a special diet, reflecting growing demand for foods that support healthier eating without sacrificing convenience or taste.
PROTEIN DEFICIENCY
Many better-for-you alternatives remain low in protein, forcing consumers to choose between nutrition and enjoyment.
LOW-CARB OPTIONS FALL SHORT
Many low-carb products rely on highly processed ingredients or compromise on taste and texture, limiting long-term adoption.
44m+
U.S. adults follow a special diet
Growing Demand
Consumers increasingly seek healthier foods that deliver both nutrition and taste.
It's not a lack of willpower. It's a lack of better tasting, satisfying options.

The shift is real: people want fewer carbs, more protein, and food that actually tastes good.

Most snack companies aren't built for this. **We are.**



CRUST & PIZZA BUILT OUR FOUNDATION
Over 580,000 units sold via D2C
Serving 63,000+ customers
Customers in all 50 states
CHICKEN PIZZA CRUST
PROTEIN PIZZA
PROTEIN PIZZA



A REVOLUTION IN CLEAN COMFORT FOOD
OUR GROWING PRODUCT FAMILY



• ZeroCarb Pizza: Protein-packed pizza with real crust (not cauliflower mush)
• LYFE Chips: Tastes like a chip, powered by protein
• Lava Crisps: Spicy, crunchy, crave-worthy clean-label alternative to Takis
• Coming soon: taco shells, pasta, chicken-based breading
Chips
Crust
Frozen Pizza
Taco Shells
Chicken Crumbs
Pasta
TO BE LAUNCHED
We pioneered a patent-pending chicken-based formulation
— 4 simple ingredients, zero fillers. It feels indulgent but fuels your body.

If you wanted something that felt like pizza or chips, you were trading away protein, blood-sugar stability, and any hope of staying on track.

Most "better-for-you" brands try to patch that over by tweaking one variable – a little more protein here, a little less sugar there – but they still sit on the same foundation: starch, fillers, gums, and flavor systems designed for cheap pleasure, not clean nutrition.

ZeroCarb LYFE flips that script. We rebuilt comfort food from the protein up: whole-muscle chicken breast as the base, genuinely low carbs, and ingredient lists you don't have to squint at. The result is a new class of product that hits all three pillars at once – taste, clean protein, and real low-carb – without forcing customers to choose which one they're willing to sacrifice today.



WHERE OTHERS FALL SHORT — AND WE DELIVER
Taste
• Crave-worthy
• Familiar comfort foods
• Repeat purchase driven
Protein
• High protein
• Real food ingredients
• Chicken based platform
ZC LYFE FOODS
True Low-Carb
• Minimal carbs
• Minimal sugar
• No fillers
Patented Platform
• Issued patent
• Proprietary formulations
• Scalable across categories

COMPETITIVE POSITIONING: CHIPS

	LYFE Chips BBQ	Wilde BBQ	Quest BBQ Original	PopCorners FLEX BBQ	Flock Terry Black's BBQ
Protein per 100 Calories	13	6	14	8	7
Carbs per 100 Calories	4	4	3	7	0.5
Serving Size	28g equivalent	28g equivalent	28g equivalent	28g equivalent	28g equivalent
Calories	70	154	123	120	190
Protein (g)	9	9	17	10	13
Fiber (g)	2	2	0.9	5	0
Net Carbs (g)	3	6	4	8	1
Fat (g)	2	9	4	3	14

Among the products compared, LYFE Chips delivers one of the strongest protein-to-calorie ratios, with the lowest calorie count.

COMPETITIVE POSITIONING: PIZZA CRUST

37g protein, 0g carbs — The highest protein-to-calorie ratio among the pizza crusts compared.

	Carbs	Protein	Sugar Free	Gluten Free	Dairy Free
ZeroCarb Crust	0g	37g	✓	✓	✓
"Keto" Crust	22.4g	22.4g	✓	✗	✗
Cauliflower Crust	35.8g	2g	✓	✓	✗
Gluten Free Crust	64.6g	7.6g	✗	✓	✓

ZeroCarb pizza crusts are delicious! Seriously the best low carb/healthy crust alternative I've tried.

I'm a fan! ZeroCarb crust is a nice alternative to traditional crusts. The taste is great. If you're trying to go carb free it still makes eating pizza feel less like a guilty pleasure!

Real Traction. Not Hype.

- 580,000+ products sold across ecommerce and retail
- 63,000+ customers served across 48 states
- 52%+ quarter-over-quarter growth
- 25% repeat purchase rate in ecommerce
- Now on shelves in 556 Target stores nationwide, with the opportunity to expand further across Target's nationwide store footprint



MOMENTUM THAT PROVES THE UNLOCK
We tested aggressive customer acquisition — the results speak for themselves.
Revenue
+103% QoQ
Orders
+163%
New Customers
+303%
Repeat Buyers
+50%
Ad Spend
+166%
ROAS
Held at 3.20x

CPG brands can fake aesthetics, but they cannot fake retention.

Five years of behavioral data tell the story clearly: people don't buy ZeroCarb LYFE once. They stick with it.

Our customers aren't dabbling — they're integrating

That's the difference between a momentary spike and a brand with staying power.

We've already validated demand at scale. What constrains us now is capacity, not interest.



WHY WE CAN'T BE COPIED
A Defensible Edge That Grows Stronger With Scale
Proprietary Protein-first Technology
• Issued patent
• Proprietary formulation
D2C Testing Engine
• 63,000+ customers
• Subscription retention engine
• Rapid feedback loop
Fully Owned Manufacturing
• Faster innovation
• Better quality control
• Lower costs
Dual Value Proposition
• Consumers no longer want to choose
• between indulgence and nutrition.
Retail & Distribution Infrastructure
• 556 Target stores
• UNFI
• KeHE
Foodservice Expansion
• Pizza Pizza 800-store opportunity

Every CPG founder likes to claim their product is "unique." Most aren't.

Anyone can blend powders, flavorings, and starches into a "protein snack" and slap a macro panel on the back. That's why the category is flooded with lookalikes that chase the same trends with the same ingredients and the same co-packers.

ZeroCarb LYFE sits in a completely different class.

Our foundation is premium quality chicken breast transformed into a stable, craveable, scalable base. This isn't something a competitor can replicate by calling their co-man and asking for a new formula. It requires proprietary process, custom equipment, ingredient behavior that isn't documented in any playbook, and years of iteration to get texture, flavor, and nutrition aligned without fillers.

And even if someone wanted to reverse-engineer it, they'd still be blocked by the operational moat: in-house manufacturing, locked-in supplier relationships, and a five-year head start of customer behavior and repeat data that simply can't be bought.

Competitors can copy marketing.

They cannot copy biology, process, or time.

Market Opportunity



MASSIVE MARKET OPPORTUNITY
• TAM – $1.8T: Health & wellness food market by 2031, driven by demand for protein-forward, functional foods.
• SAM – $17.8B: Rapidly growing keto and low-carb market where taste and texture are the biggest gaps.
• SOM – $1.1B: Our immediate beachhead: protein snacks + frozen pizza alternatives + better-for-you chips.
We're perfectly positioned to lead the next wave of healthy indulgence — with IP, traction, and taste that crushes legacy brands.
TAM
$1.8T
SAM
$17.8B
SOM
$1.1B

For years, the "better-for-you" food market grew in slow, predictable waves — keto, paleo, high-protein, low-sugar — each lasting a few seasons before fading into the next trend.

GLP-1 medications broke that cycle overnight.

Tens of millions of adults are now eating *fundamentally differently*: fewer total calories, far less tolerance for carbs and sugar spikes, and a dramatically higher need for foods that deliver real protein and real satiety per bite. This isn't a diet fad; it's a structural, medical shift in U.S. eating behavior, backed by every major health system and already reshaping grocery baskets.

The food industry wasn't built for this.

Traditional chips, pizza, and snack companies can't simply "up the protein" — their entire supply chain depends on cheap carbs, starches, and processing systems that collapse when you remove them.

ZeroCarb LYFE is one of the rare companies engineered *before* the GLP-1 wave for exactly what GLP-1 users now demand: high protein, very low carbs, whole-food ingredients, and comfort-food formats that feel indulgent even when overall intake drops.

As this population grows from millions to tens of millions, the brands built around satiety and metabolic control will define the next decade of food.

We're poised to capitalize on the largest shift in nutrition trends in the last 30 years.

Business Model

DTC is our proving ground.

It's where we learn fastest: which SKUs hit, which flavors stick, how customers behave over time, and where the unit economics tighten as repeat purchases climb. Subscriptions and direct customer relationships give us the data most early-stage food brands never get.

Retail is our scale engine.

Distributors and retailers aren't guessing with us — they're responding to a product that already performs online. Our early doors are validating velocity, and adding SKUs lets us grow at the shelf instead of fighting for new space each time.

Manufacturing is the backbone.

Because we produce in-house, we control quality, cost, and innovation. This keeps margins healthier than typical frozen or snack brands and gives us a defensible edge — you can't replicate chicken-based comfort food at scale with a standard co-packer.

International expands the footprint.

With two distribution agreements already secured, we're seeing demand carry across borders. Our formulas travel well, our positioning is universal, and international partners are asking for products faster than we can currently supply.

In short: DTC proves the product, retail scales it, manufacturing protects it, and international extends it. The model is built to compound.

Forward-looking statements are not guaranteed.



ASK
Raising $1.5M to Scale ZeroCarb LYFE
Expand D2C operations with efficient Marketing Spend
Secure retail velocity in Target stores
Fund inventory for 2.5x projected sales growth
USE OF FUNDS
20.00%
40.00%
40.00%
Retail Marketing
D2C Marketing
Inventory growth and Operations

$1.235M of this is being raised on Wefunder

ZeroCarb LYFE is raising to scale what's already working — and the single biggest unlock is manufacturing capacity.

Right now, demand is outrunning what our current setup can produce. Retail partners want more volume, distributors want additional SKUs, and our DTC velocity proves customers will buy whatever we can keep in stock. The constraint isn't the market. It's output.

Expanding our manufacturing capacity is the core of this raise: more throughput, more consistency, more inventory, and the ability to support a national retail footprint without stockouts or throttling growth. Once that infrastructure is in place, the rest follows naturally — accelerating retail rollout, scaling our top-performing SKUs, and bringing new zero-carb innovations to market.

This is capital aimed directly at the bottleneck.

- Increase capacity → unlock distribution → multiply revenue.



MILESTONE
From Chips to Global Scale
Q4 2026
Maximize retail exposure and contracts
Saturate all B2B and Retail distributors per region
Q3 2026
Close WeFunder round
Expand into all 1,500 Target stores
Q1 2026
Achieved
Launch Target stores & e-commerce Subscriptions
Maximize current regions serving existing B2B clients
Q2 2026
Aggressive growth e-commerce subscriptions
Best in Class retail shelf velocity

Forward-looking statements are not guaranteed.



INSTITUTIONAL INVESTORS & BOARD MEMBERS
Institutional Investors
elevate venture
PIER 70
SIX TY8 CAPITAL
RENDER CAPITAL
Shaun Hawkins
BOARD MEMBER
Managing partner at Pier70 Ventures
Patrick Henshaw
ADVISOR
Managing Director at Render Capital
Kelli N. Jones
ADVISOR
Co-Founder & General Partner at Sixty8 Capital
Jeffery Williams
ADVISOR
MBA, Marketing & Insights at Pepsico

The people and institutions behind ZeroCarb LYFE are integral to shaping the direction of the company. Our backers come from the worlds of CPG, retail, venture, and food operations, and they invested because they see what most of the market has missed: protein-first comfort food is about to become a dominant category as consumer demand shifts toward higher protein density.

Their involvement gives us two major advantages.

First, operational horsepower — guidance on manufacturing scale-up, retail strategy, pricing architecture, and supply chain discipline from leaders who've built category-defining brands before.

Second, validation. These investors have no interest in novelty; they bet on companies with long-term defensibility, strong repeat behavior, and the ability to operate at a national scale.

This group has already helped refine our manufacturing roadmap, negotiate distribution opportunities, and pressure-test the financial model that underpins our expansion plan.

ZeroCarb LYFE is built by battle-tested operators. Our team combines lived experience, CPG discipline, and the kind of execution mindset you only earn by building in the real world.

Mohamed created the product the hard way: by solving his own metabolic crisis when nothing in the market worked. That authenticity still drives our product

philosophy today. Omar brings the systems thinking, food-industry rigor, and commercial instincts shaped by his years operating inside Kraft and building high-growth ventures. Together, they've built a brand that behaves more like a disciplined protein company than a typical "better-for-you" startup.

Around them is a tight, high-output group spanning operations, supply chain, marketing, and retail — supported by advisors from Frito-Lay, PepsiCo insights, and institutional venture who pressure-test every major decision. We move fast because the team is small, senior, and aligned around the same goal: scaling the first true protein-first comfort-food platform in the country.

We've built ZeroCarb LYFE with a simple commitment: make food that actually helps people change their health without giving up the things they love. Real protein, real ingredients, and real taste — the kind of eating that keeps people on track because it feels good, not because it's restrictive.

Backed by operators, investors, and advisors who understand the future of food, we've shown that comfort food can be clean, protein-forward, and commercially proven. The demand is unmistakable — from repeat customers to retail partners to distributors asking for more volume than we can currently produce.

With the next phase of manufacturing expansion underway and a nationwide shift toward higher-protein, lower-carb eating driven by GLP-1 adoption, we're standing at a moment of rare alignment between product, timing, and need.

Now we're opening the doors for our community to take part in what comes next — building a food company that serves real health, real pleasure, and real metabolic stability in a world that needs all three.

Your investment helps us scale capacity, meet growing demand, and bring genuinely better food to more people — while giving you a stake in a business that's already proving its staying power.